MDS ENERGY DEVELOPMENT LLC. 409 Butler Road, Suite A Kittanning, PA 16201 Phone 724 548-2501 Fax 724 548-2330

May 1, 2013

FACSIMILE

(202) 942-9627

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	MDS Energy Public 2013 Program
SEC Registration No. 333-181993

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 12:00 p.m., Eastern time, on May 2, 2013, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.

We and the registrant acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MDS Energy Development, LLC

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 1, 2013

The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours,

MDS ENERGY DEVELOPMENT, LLC

/s/ Michael D. Snyder

Michael D. Snyder, Chief Executive Officer and President

cc: Ms. Caroline Kim